EXHIBIT A

                              MELTRONIX, INC.

                       ROPOSED SHAREHOLDER RESOLUTION

                               TO AMEND THE

                AMENDED AND RESTATED ARTICLES OF INCORPORATION

WHEREAS, the Board of Directors of MeltroniX, Inc., a California corporation (the "Corporation") has duly adopted a resolution approving, declaring advisable and recommending to the Shareholders for their approval an amendment to Article III of the Corporation's Amended and Restated Articles of Incorporation; and

WHEREAS, such Amendment would increase the number of authorized shares of the Corporation's Common Stock, no par value, from 50,000,000 to 130,000,000;

NOW, THEREFORE, RESOLVED, that the first paragraph of Article III of the Corporation's Amended and Restated Articles of Incorporation, be amended in its entirety to read as follows:

ARTICLE III

This corporation is authorized to issue two classes of shares to be designated respectively "Common Stock" and "Preferred Stock." The number of shares of Common Stock this corporation is authorized to issue is One Hundred Thirty Million (130,000,000), without par value. The number of shares of Preferred Stock this corporation is authorized to issue is Nine Million Three Hundred Sixty Two Thousand Seven Hundred Seventy Seven (9,362,777), without par value, all of which are designated as "Series A Preferred Stock."